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SECURITIE
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SEC Mail Processing

FEB 22 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bci Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Brickell Avenue Suite 2850
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Vina — 786-397-3587
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

333 Southeast 2nd Avenue Suite 3600	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DocuSign Envelope ID: 17BE6538-9446-4628-83FA-1A4C4C14ED7B

OATH OR AFFIRMATION

I, Andrew Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bci Securities, Inc, as of December 31, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I attest, Andrew Barrett, who is personally known to me placed his electronic signature, for which I routed electronically to him. Jonathan Jones, Commission #HH 013828, Expires September 20, 2024. Bonded through Budget Notarty Services

DocuSigned by:
Jonathan Jones 2/5/2021 | 2:38 PM EST
45B4C082FF5343D...
Notary Public

DocuSigned by:
Andrew Barrett 2/5/2021 | 11:54 AM PST
55BBB92CD0754B1...
Signature

Chief Executive Officer
Title

SEC Mail Processing

FEB 22 2021

Washington, DC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bci Securities, Inc.

Financial Statements as of December 31, 2020, and for the Year Ended December 31, 2020, and Report of Independent Registered Public Accounting Firm

BCI SECURITIES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
333 Southeast 2nd Avenue
Suite 3600
Miami, FL 33131
USA

Tel:+1 305 372 3100
Fax:+1 305 372 3160
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bci Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bci Securities, Inc (the "Company") as of December 31, 2020, and the related statements of operations, cash flows, and changes in stockholder's equity, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.

In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 5, 2021

We have served as the Company's auditor since 2014.

BCI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS		
Receivable from clearing firm	$	1,084,052
Cash and cash equivalents		799,224
Right of use assets		600,490
Financial instruments owned, at fair value		296,808
Deposits with clearing organizations		250,000
Asset management fee receivable		176,442
Mutual fund 12b-1 fees receivable		121,731
Prepaid expense		64,627
Equipment, net of accumulated depreciation		31,115
Commissions receivable		35,789
Other assets		10,991
Other receivables		2,620
Due from related party		2,955
TOTAL	$	3,476,843
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Lease liabilities	$	640,501
Bonus payable		421,774
Due to related party		262,416
Accounts payable and accrued liabilities		268,783
Payable to clearing organization		29,285
Total liabilities		1,622,758
Commitments and contingencies (note 11)		-
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		16,603,894
Accumulated deficit		(14,749,819)
Total stockholder's equity		1,854,085
TOTAL	$	3,476,843

See notes to the financial statements.

BCI SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Commissions	$	2,212,832
Principal Transactions		907,419
Trailing fees		469,797
Asset management fees		451,966
Other income		126,503
Interest		20,557
Total revenue		4,189,074
EXPENSES		
Employee compensation and benefits		2,913,086
Referral fees - related party		1,594,746
Floor broker, exchange, and clearance fees		517,599
Professional fees		455,035
Other general and administrative		356,468
Technology and communications		196,268
Occupancy		147,771
Audit fees		136,224
Depreciation		14,094
Loss on disposal of equipment		52
Total expenses		6,331,342
NET LOSS	$	(2,142,268)

See notes to the financial statements.

BCI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Shares issued and outstanding	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances December 31, 2019	1000	$ 10	$ 14,601,892	$ (12,607,551)	$ 1,994,351
Capital contributions			2,002,002		2,002,002
Net loss				(2,142,268)	(2,142,268)
Balances December 31, 2020	1000	$ 10	$ 16,603,894	$ (14,749,819)	$ 1,854,085

See notes to the financial statements.

BCI SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,142,268)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		14,094
Loss on disposal of equipment		52
Noncash lease expense		22,928
Changes in operating assets and liabilities:		
Receivable from clearing firm		(17,243)
Financial instruments owned, at fair value		571,989
Asset management fee receivable		(124,044)
Mutual fund 12b-1 fees receivable		(50,009)
Prepaid expense		13,645
Commissions receivable		(30,514)
Other assets		(6,666)
Other receivables		6,364
Due from related party		2,371
Bonus payable		(70,152)
Due to related party		133,477
Accounts payable and accrued liabilities		(7,739)
Payable to clearing organizations		(124,687)
Financial instruments sold, not yet purchased, at fair value		(7,407)
Total adjustments		326,458
Net cash used in operating activities		(1,815,810)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(2,807)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		2,002,002
NET DECREASE IN CASH AND CASH EQUIVALENTS		183,385
CASH AND CASH EQUIVALENTS - BEGINNING		615,839
CASH AND CASH EQUIVALENTS - ENDING	$	799,224

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization — Bci Securities, Inc. (the "Company"), was incorporated on July 6, 2011, in the State of Florida. The Company is owned by Banco de Credito e Inversiones ("Bci Chile" and/or the "Parent"), and Bci Asesoria Financiera S.A., both of which are Chilean companies. On May 16, 2014, the Company was granted Financial Industry Regulatory Authority ("FINRA") membership as a registered broker dealer. The Company is registered in the states of California, District of Columbia, Delaware, Florida, Georgia, Maryland, North Carolina, New Jersey, New York, Pennsylvania, and in the Commonwealth of Puerto Rico. In January 2020, the Company began registration in the state of Kansas and Tennessee, and subsequently withdrew the applications. On July 31, 2014, the Company was granted an RIA license by the Florida Office of Financial Regulation.

On January 17, 2020, the Company received change of membership approval from FINRA, under terms of the change the Company will maintain a minimum net capital of $100,000 pursuant to SEC Rule 15c3-1(a)(2)(iii) (the Net Capital Rule), operate pursuant to SEC rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. The Firm will not hold customer funds or safekeep customer securities.

The Firm represents that it may engage in the following types of business:

- Broker or dealer retailing corporate equity securities over-the-counter (foreign
- and domestic) in an agency capacity;
- Broker or dealer retailing corporate debt securities (foreign and domestic) in an
- agency and/or riskless principal capacity;
- Broker or dealer of U.S. government securities;
- Broker or dealer of foreign sovereign debt;
- Mutual fund retailer, including 529 Plans;
- Investment advisory services;
- Put and Call broker or dealer;
- Sales of hedge funds (foreign and domestic);
- Broker involved in a networking, kiosk, or similar arrangement with a bank, savings bank or association, or credit union
- Proprietary Trading; and
- Private placements of securities, not including oil, gas, REITS;
- Municipal Securities Broker or Dealer

In addition, the Company may employ five registered associated persons, three of which will have direct contact with customers when conducting the Firm's business activities, including the immediate supervisors of such persons, and operate one main branch. As of December 31, 2020, the Company had two Branch offices open, and its main office in Miami, Florida.

The Company may enter into networking arrangements with banks, savings banks or credit unions. In addition, these arrangements may include kiosks that allow the Company to provide Bci Securities products and services at registered offices within banking institutions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Instruments Owned — Proprietary securities transactions in regular-way trades are recorded on the Trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Income and expenses related to customer's securities and commodities transactions are reported on a trade date basis.

Commissions — The Company buys and sells securities on behalf of its customers pursuant to the terms of the brokerage agreement with these customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commission, fees, and related clearing expenses are recorded on a trade-date basis. Fees, consisting principally of marketing and distribution fees, revenue participation with the Company's clearing broker in trailing fees, and interest are recorded as earned.

Principal Transactions — The Company buys and sells securities on behalf of its customers through riskless principal transactions. Each time a customer enters into a buy or sell transaction, the Company charges a markup or markdown and earns a fee. Principal trading fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Markup or Markdown, fees, and related clearing expenses are recorded on a trade-date basis.

In addition, the Company processes principal transactions for institutional clients via Bloomberg to source securities to buy or sell to a counterparty. Each time a customer enters into a buy or sell transaction the Company charges a markup or markdown and earns a fee. These transactions are recorded at Pershing. In these transactions the Company functions as an agent between the counterparty via Bloomberg and the Institutional client whose account is introduced to Pershing, LLC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Trailing Fees — The Company enters into arrangements with investment funds or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Asset management fees are earned typically on a quarterly basis in accordance with the terms of the client agreements that generally allow for the Company to earn fees based on a percentage of the assets under management during the period.

Participation fees related to client sweep account investments are recorded in the month of service, and are recorded as a component of other income on the statement of operations.

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it was more likely than not that the Company would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2020, the Company has a net operating loss deferred tax asset of approximately $3,720,000 and has recorded a valuation allowance of $3,720,000 as management has determined on the weight of available evidence that it is more likely than not that the deferred tax asset will not be realized as of December 31, 2020. The Company is in a cumulative loss position with no operating history of profitability and therefore a full valuation allowance is appropriate.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2020, the Company has federal and state income tax net operating loss (NOL) carry-forwards of approximately $14,678,652, which will begin to expire in 2031.

The Company accounts for uncertainty in income taxes by recognizing in its financial statements the tax effects of a position only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. As of December 31, 2020, the Company has not recorded any unrecognized tax benefits in the accompanying statements of financial condition. Management does not expect that unrecognized tax benefits will increase within the next 12 months. In the event the Company were to recognize interest and penalties related to uncertain tax positions, they would be recognized in the financial statements as income tax expense.

Depreciation — Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The Company's equipment is depreciated over 5 years, and furniture and fixtures are depreciated over 7 years.

Cash and Cash Equivalents — The Company has defined cash equivalents as those highly liquid financial instruments purchased with a maturity of three months or less at the time of acquisition. The Company during the course of operations may maintain cash balances in excess of federally insured limits.

Prepaid Expenses – Prepaid expenses are amounts paid to secure the use of assets or the receipt of services at a future date or continuously over one or more future periods.

Equipment — Property and equipment are recorded at cost. Expenditures for major betterments and additions are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Leases — The Company accounts for leases that are longer than one year in nature on the balance sheet which results in the recognition of a right-of-use ("ROU") asset and a corresponding lease liability. The ROU asset and lease liability will be measured initially using the present value of the remaining rental payments. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease.

Credit losses on financial instruments — The Company measures expected credit losses under the current expected credit loss (CECL) method and applies to loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In addition, it applies to available-for-sale debt securities, which the Company may hold from time to time. Management considered the impact on adoption and believes there was no material change. As of December 31, 2020, all receivables are current, and will be collected within twelve months.

2. Going Concern

During the year ended December 31, 2020, the Company had net loss of $2,142,268 and negative cash flows from operations of $1,815,810. Management expects that the Company may have negative cash flows from operations over the next year. The Company has obtained a commitment from its Parent to continue to support the development of the Company. Management acknowledges that uncertainty remains over the ability of the Company to meet its cash requirement. However, management expects that the Company's liquid assets and anticipated funding from its Parent will provide adequate resources to continue in operational existence for the near future.

The Company's working capital has been obtained from funds provided by its stockholder. In the absence of achieving profitable operations, the Company's liquidity is dependent upon the availability of continued funding from Bci Chile, and Bci Asesoria Financiera S.A.

3. FAIR VALUE

Fair Value Hierarchy — FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's categories of assets and liabilities measured at fair value follows: Equities, Corporate Bonds, and U.S. Government Securities are valued using inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. Accordingly, U.S. government securities are generally categorized in level 2 of the fair value hierarchy. The Company determined the valuation with inputs from the custodian (Pershing LLC) market value determination which is derived principally from or corroborated by observable market data by correlation or other means (Level 2).

As of December 31, 2020, the Company determined fair value of the Securities held as listed in the following table:

Long positions

Security	Rate and Maturity	Quantity	Market Value	Accrued Interest	Valuation
United States Treasury Bonds	2.000% 02/28/21 B/E DTD 2/28/14	294	$ 294,826	$ 1,982	$ 296,808

In June 2020, the Company purchased approximately $992,626 of United States Treasury Bonds which included accrued interest of approximately $1,949. For the year ended December 31, 2020, the Company received $9,342 of interest income on the investments, and $300,000 of bonds including accrued interest matured. In November 2020, the Company sold approximately $395,597 of December 31, 2020 maturity bonds which included approximately $250 realized gain on the sale.

As of December 31, 2020, the Company had approximately $296,808 of United States Treasury Bonds, which includes accrued interest of approximately $1,982, and is reported on the statement of cash flows changes in operating assets and liabilities.

For the year ended December 31, 2020, the Company closed a short position of approximately $7,407 of corporate bonds in default which resulted in no gains or losses.

For the year ended December 31, 2020, the Company sold a long security position of $355,193 which resulted in no gains or losses.

4. RECENT ACCOUNTING PRONOUNCEMENTS

In March of 2020, FASB issues Account Standards Update (ASU) 2020-04-Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this Update provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. In particular related to structural risks of interbank offered rates (LIBORs), and, particularly, the risk of cessation of the London Interbank Offered Rate (LIBOR), regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. Management has considered the impact on the Company and believes there will be no material change from adoption on January 1, 2020, which is the beginning of the reporting period in which the election was made.

5. LEASE COMMITMENTS

On May 1, 2019, the Company entered into an 84-month sublease (see related party note 7), and recorded an operating lease with a Right of Use Asset ("ROU") of approximately $752,850 and a Lease liability of $752,850, using an estimated incremental borrowing rate of 6.07%. The lease provides for increases in future minimum annual rental payments based on defined increases in the lease amendment. The agreement generally requires the Company to pay real estate taxes insurance, and shared common area and maintenance fees, which are recorded as a component of occupancy on the statement of operations. For the year ended, the Company amortized approximately $92,774 of the ROU assets and amortized approximately $69,846 of the Lease Liability. The difference of which is $22,928 which is recorded as noncash lease expense on the statement of cash flows. As of December 31, 2020, the Company reported ROU assets of approximately $600,490 and Lease Liabilities of approximately $640,501.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2020:

2021	$	138,068
2022		147,964
2023		151,628
2024		155,632
2025		159,989
Beyond		53,818
Total minimum lease payments	$	807,099
Less: Imputed Interest		(206,609)
Present value of lease liabilities	$	600,490

6. CORONAVIRUS PANDEMIC

On January 30, 2020, The World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020 declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closure for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in which the Company operates and clients exist.

While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, in addition to expanded health care costs (see note 7). To date, the Company's leadership team continues to evaluate the evolving situation and will implement appropriate countermeasures as needed, which may materially impact travel, meals and entertainment which are reported as components of other general and administrative costs on the statement of operations.

7. RELATED-PARTY TRANSACTIONS

Bci Asset Management
In March 2020, the Company entered into a sub-advisory agreement with Bci Asset Management ("BAM"). BAM is a subsidiary of Banco de Credito e Inversiones. Under terms of the agreement, BAM will provide certain model portfolios at the direction and benefit of the Company, for use in formulating asset Management strategies for the Company's clients. The annual fee is $10,000 and is prorated to the day of first use, which was January 29, 2020. For the year ended December 31, 2020, the research and advisory services incurred with BAM was approximately $9,247 which is included within other general and administrative expense on the statement of operations. For the year ended December 31, 2020, the Company had $9,247 related party payables at December 31, 2020 pertaining to the sub-advisory agreement.

In May 2020, the Company entered into an Introducing Party Agreement with Bci Asset Management. Under terms of the agreement the Company will introduce, as a broker-dealer, to make available and distribute investment fund shares of BAM to its clients which will be settled through Pershing LLC. Such funds are not offered to US Persons. The Company shall be entitled to receive a fee to be accrued monthly and payable quarterly in arrears through the National Securities Clearing Corporation (NSCC) within 30 days after each quarter end. Terms of the fee may be changed by written agreement of the parties. During and for the year ended December 31, 2020, the rebate fee percentage of the management fee was zero.

RELATED-PARTY TRANSACTIONS (continued)

Bci Miami Branch
The Company entered into an expense sharing agreement with Banco de Credito e Inversiones, Miami Branch ("Bci Miami Branch" or "Bci MB") in December 2017. The affiliate is a Branch of Bci Chile. The agreement was extended in April 2020 and amended in May 2020. The parties agreed to a six-month extension through September 30, 2020. After expiration of the agreement, in good faith, the parties continued the monthly payment terms while negotiating changes to the terms of the agreement. Under the terms of the agreement, Bci MB agreed to provide certain internet connectivity, infrastructure and technology services, accounting, and Human Resource services in exchange for a monthly fee. The fee was $4,063, and may include other direct costs.

In addition, the agreement includes health benefit costs for the Company employees at a cost determined by the insurance provider, and paid directly to the insurance provider. The agreement was amended in May 2020, to include an equal cost share of technology subscriptions services of $2,955 per month to be paid by Bci MB to Bci Securities. For the year ended December 31, 2020 the Company's related technology subscription cost was approximately $13,462, the company received $10,507 related to the technology subscription. In addition, the Company received approximately $5,326 related to the prior year related party receivables and has due from related party of $2,955 as due from related party on the statement of financial condition. For the year ended December 31, 2020, the due from related party decreased by $2,371 and is reported as due from related party on the statement of cashflows.

For the year ended December 31, 2020, service expense and other direct costs incurred with Bci Miami Branch was approximately $48,756, and is included within other general and administrative expense in the statement of operations. For the year ended December 31, 2020, the Company paid $52,819 and the Company had no payables at December 31, 2020 related to the service agreement.

Under terms of the expense sharing agreement, Bci Miami Branch may assume and pay other fees and expenses as agreed to by the parties from time to time. For the year ended December 31, 2020 Bci Miami Branch paid costs of approximately $5,531. Approximately $3,943 is a coronavirus insurance benefit included in employee compensation and benefits, $1,272 is included in other general and administrative expense on the statement of operations. The Company discontinued the coronavirus insurance on December 31, 2020. For the year ending December 31, 2020 the Company paid approximately $5,215 and had Related party payables of approximately $316 on the statement of financial condition.

In December 2018, the Company entered into an advisory service agreement with Bci Miami Branch. Under terms of the agreement, the Company will advise the affiliate on repurchase agreements. The annual cost of the services is $5,000. Bci Miami Branch cancelled the agreement in March 2020. For the year ended December 31, 2020 the Company recorded no revenue and had no receivables as of December 31, 2020.

RELATED-PARTY TRANSACTIONS (continued)

In March 2016, the Company entered into a networking agreement with Bci Miami Branch. The agreement is for one year and automatically renews annually unless any party gives written notice of termination. The agreement was updated in September 2019 to reflect changes in staff listed in the agreement and changes in referral fee rates of 40% (forty-percent) of net revenues generated by Bci Securities for referred bank customer accounts. Under the terms of the agreement, the Company will pay a referral fee to Bci Miami Branch for the revenues associated with all accounts for brokerage services referred to Bci Securities pursuant to the agreement. For the year ended December 31, 2020, the Company incurred costs of approximately $513,364, less chargebacks of $32,446, for net referral fees of approximately $480,918 which are reported as referral fees on the statement of operations. For the year ended December 31, 2020, the Company paid $450,732 and had $40,652 of payables at December 31, 2020 related to the agreement which is included in due to related party on the statement of financial condition. For the year ended December 31, 2020, referral fees payable increased by approximately $30,186, and is reported as a component of accounts payable-related party at December 31, 2020 on the statement of cash flows. As of December 31, 2020, the Company had payables of approximately $40,652 which is included in related party payables on the statement of financial condition.

Bci Corredor de Bolsa

In December 2018, the Company amended the clearing agreement with Pershing LLC ("Pershing" or "Clearing Firm") to provide clearing services to Bci Corredor de Bolsa S.A. ("BCB" or "Sub-Broker"). BCB is a related party under common ownership by the Parent. Under terms of the agreement, BCB will be a Sub-Broker of Bci Securities, and may indirectly obtain the benefits of the securities clearing services the Company obtains from Pershing. Until termination, Pershing shall carry the customer accounts of BCB, and the accounts will be re-introduced accounts of the Company to Pershing on fully disclosed basis.

The Sub-Broker agrees to be bound by terms of the clearing agreement as amended, in connection with any customer accounts introduced to Pershing through the Company. The Company and Sub-Broker jointly and severally agree to provide Pershing with information as Pershing may request. The Sub-broker will establish a clearing deposit account with a balance of at least $50,000.

In December 2018, the Company entered into an Introducing broker agreement with BCB. In January of 2020, the Company renewed and amended the Introducing broker agreement with BCB, which is renewable annually in writing. Under terms of the agreement, the Company will introduce the accounts of BCB to Pershing LLC and jointly act as the broker of record to Sub-Broker clients, subject to the terms and conditions of the agreement with Pershing. BCB will pay a fee of 40% of gross commissions to the Company and is responsible for any sales rebates, refunds, reversals, required disgorgements, trade error corrections or other fees, or costs or deductions made in or for the accounts introduced. In addition, BCB shall pay the Company for any expenses incurred in connection with the review/approval of BCB's compliance with the agreement, including travel.

RELATED-PARTY TRANSACTIONS (continued)

The Company will record related revenues and pay fees to BCB related to transactions in those introduced accounts. For the year ended December 31, 2020, the Company incurred costs of approximately $918,375, less chargebacks of $21,574, for net referral fees of approximately $896,802. For the year ended December 31, 2020, the Company paid $915,495 and had $79,678 of payables at December 31, 2020 related to the agreement which is included in due to related party on the statement of financial condition. For the year ended December 31, 2020, referral fees payable decreased by approximately $18,693, and is reported as a component of due to related party at December 31, 2020 on the statement of cash flows.

On October 21, 2018, the Company entered into a Research Services Agreement with BCB. Under the terms of the agreement, BCB will provide daily reports that contain economic and financial information on relevant markets. The fee is $5,000 per year to be paid in equal monthly installments of approximately $417. For the year ended December 31, 2020, the Company had paid the expense of approximately $5,000, which is included in other general and administrative expense on the statement of operations and related party payables decreased by $417, which is reported as a component of accounts payable-related party on the statement of cash flows. At December 31, 2020, the Company had no payables to related party on the statement of financial condition.

City National Bank
In May 2019, the Company entered into a sublease agreement with City National Bank ("CNB") and Bci Miami Branch. Under terms of the sublease the Company is allocated approximately 2,180 square feet and pays rent on this proportional basis to Bci Miami Branch as reimbursement for Bci Miami Branch paying rents to CNB. Rent expense incurred by the Company was approximately $147,771for the year-ended December 31, 2020, which is included in the statement of operations as occupancy expense.

In November 2019, the parties entered into a networking agreement effective October 1, 2019 (see note 12). Under terms of the agreement certain employees of CNB who are not registered with the Company may refer customers from time to time to the Company. The agreement is for one year, and automatically renews for a one-year term, unless terminated by the parties. The Company will pay 20% of the gross revenues generated from referred customers and such payments shall be paid in the month following determination of the fees. For the year ended December 31, 2020, the Company incurred costs of approximately $104,642, less chargebacks of $594, for net referral fees of approximately $104,048. For the year ended December 31, 2020, the Company paid $101,543 and had $4,416 of payables at December 31, 2020 related to the agreement which is included in due to related party on the statement of financial condition. For the year ended December 31, 2020, referral fees payable increased by approximately $4,416, and is reported as a component of due to related party at December 31, 2020 on the statement of cash flows.

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the Aggregate Indebtedness net capital computation. Regulatory net capital, as defined, shall be at least the greater of $100,000 or 6.7% of Aggregate Indebtedness, as defined. At December 31, 2020, the Company's regulatory capital, as defined, was $1,551,829, which was $1,451,829 in excess of its required regulatory net capital and the ratio of Aggregate Indebtedness, as defined, to regulatory net capital, as defined, was 0.66 to 1.

9. REGULATORY CAPITAL NOTE

For the year ended December 31, 2020, the Company had no subordinated borrowings and is exempt from the required Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

10. EQUIPMENT

Equipment at December 31, 2020 consisted of the following:

Furniture and fixtures	$	46,404
Office equipment		60,711
Less: Accumulated depreciation		(76,000)
Total Property Plant and Equipment, net	$	31,115

During the year ended December 31, 2020, the Company purchased approximately $2,807 of equipment, which is reported on the statement of cash flows as purchase of equipment. The Company disposed of approximately $4,157, that was depreciated by approximately $4,106 and $52 is reported on the statement of cash flows as loss on disposal of equipment. For the year ended December 31, 2020 the Company had depreciation of $14,094.

11. COMMITMENTS AND CONTINGENCIES

On January 21, 2016, the Company received a completed contract from Pershing Clearing Corporation; wherein, Pershing Clearing Corporation will provide clearing services to the Company on a fully disclosed basis.

Beginning January 1, 2019, the quarterly minimum fee will be $125,000. The contract is for 5 years from date of the amendment, the Company is required to maintain a clearing deposit with Pershing in the amount of $250,000. Either party may cancel the agreement with 180 days written notice. In the event of termination, the Company may incur termination fees on a pro rata basis as shown below.

Delivery Date of Notice of Termination		Termination Fee
In year 3 and thereafter	$	$200,000

COMMITMENTS AND CONTINGENCIES (Continued)

On September 10, 2019, the Company entered a new contract with Pershing, LLC, for the Managed Account Command service, under which Pershing provides the Company with a platform for managing model portfolios and separately managed accounts.

In June 2020, the Company entered into an agreement with Pershing LLC for Non-Purpose Credit to customers. Terms of the agreement allow Pershing to extend and maintain non-purpose credit to customers of the Firm not for the purpose of purchasing, carrying, or trading. The accounts of the clients will serve as underlying collateral for the extension of credit, and the Firm is responsible for ensuring that pledged accounts meet the requirements of the extension of credit. In the event the Broker fails to take necessary actions to ensure compliance with Regulation T, Pershing may remove the brokerage account from the non-purpose credit program and may require immediate full payment of the loan. In the event that the removal from the program or the requirement of immediate full payment of the loan results in a margin call, the Broker shall be responsible for taking the necessary actions to satisfy the margin call as prescribed in the Agreement.

The clearing and depository operations for the Company's securities transactions are provided by a clearing firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2020, cash and cash equivalents of approximately $1,084,052, and commissions receivable of $35,789 were held by the clearing firm. In addition, the Company had a deposit at the clearing firm of $250,000.

On December 22, 2020 the Company signed an agreement with Premier Consulting Partners ("PCP"). Terms of the agreement are to perform the independent audit of the Firm's AML compliance program. In addition, they will review of Policies and Procedures, Written Supervisory Procedures, sales practice suitability, Firm and Brokerage registration and trade errors as complimentary services. The total cost of the services is $25,000, to be incrementally billed based on contract completion. As of December 31, 2020, the Company provided initial items to PCP, and paid $7,000. Further services of $18,000 have not begun and are not payable as of December 31, 2020.

12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 5, 2021. The Company has not identified any events that would require disclosure or have a material impact on the statement of financial condition, results of operations, or cash flows of the Company as of and for the year ended December 31, 2020.

SUPPLEMENTARY INFORMATION

BCI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

CREDITS		
Stockholder's Equity	$	1,854,085
DEBITS		
Mutual fund 12b-1 fees receivable		121,731
Asset management fees (non-allowable)		67,544
Prepaid expense		64,628
Equipment, net of accumulated depreciation		31,115
Other assets		10,991
Other receivables		2,620
Due from related party		2,955
Total debits		301,584
NET CAPITAL BEFORE HAIRCUTS		1,552,501
HAIRCUTS		672
NET CAPITAL		1,551,829
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6.67% OF AGGREGATE INDEBTEDNESS OF $1,022,269		100,000
EXCESS NET CAPITAL	$	1,451,829
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.66 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Bonus payable	$	421,774
Due to related party		262,416
Accounts payable and accrued liabilities		268,783
Payable to clearing organizations		29,285
Lease liabilities		40,011
Total aggregate indebtedness	$	1,022,269

BCI SECURITIES, INC.

RECONCILIATION OF FORM X-17A-5, PART II-A
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

There are no material differences that exist between the above computation and the Company's corresponding audited Form X-17A-5, Part IIA filing.

BCI SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND THE INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities to the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
333 Southeast 2nd Avenue
Suite 3600
Miami, FL 33131
USA

Tel:+1 305 372 3100
Fax:+1 305 372 3160
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bci Securities, Inc.

We have reviewed management's statements, included in the accompanying (the "Exemption Report"), in which (1) Bci Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2020, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which Bci Securities, Inc. (the "Company") stated that it is also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2020, without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and management's other statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for the in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

February 5, 2021

Bci SECURITIES

1450 Brickell Avenue, Suite 2850
Miami, Florida Zip code 33131
Phone: (305) 929.55.00
Fax: (786) 294.65.93

EXEMPTION REPORT PURSUANT TO RULE 17A-5(d)(4) UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Bci Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

- The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

- The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Asset management fees and (2) Trailing frees from distribution of pooled investments, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bci Securities, Inc.

I, Andrew Barrett, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

DocuSigned by:
By: Andrew Barrett 2/5/2021 | 7:54 AM PST
55BBB92CD0754B1...

Title: Chief Executive Officer

February 5, 2021